                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               WHAT A WORLD!, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   962433 10 8
                                 (CUSIP Number)


                            James Martin Kaplan, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  July 17, 1997
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]



Page 1 of 15 pages

               CUSIP NO. 962433 10 8

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Elliot J. Smith

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)

                                                                       (a) [   ]

                                                                       (b) [ X ]

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                                       PF

        5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           [   ]

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States of America

         Number of Shares                     7.        SOLE VOTING POWER
         Beneficially Owned                                856,383
         by Each Reporting
         Person With
                                              8.        SHARED VOTING POWER
                                                                    0

                                              9.        SOLE DISPOSITIVE POWER
                                                           856,383

                                             10.        SHARED DISPOSITIVE POWER
                                                                    0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                     856,383

       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                           [   ]

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      36.3%

       14.     TYPE OF REPORTING PERSON
                                       IN

               CUSIP NO. 962433 10 8

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Elliot J. Smith SDRP Money Purchase Pension Plan

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)

                                                                       (a) [   ]

                                                                       (b) [ X ]

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                                       PF

        5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           [   ]

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

         Number of Shares                     7.        SOLE VOTING POWER
         Beneficially Owned                                90,500
         by Each Reporting
         Person With
                                              8.        SHARED VOTING POWER
                                                                    0

                                              9.        SOLE DISPOSITIVE POWER
                                                            90,500

                                             10.        SHARED DISPOSITIVE POWER
                                                                    0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                     90,500

       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                           [   ]

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      4.2%

       14.     TYPE OF REPORTING PERSON
                                       EP

               CUSIP NO. 962433 10 8

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Elliot J. Smith IRA/Rollover

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)

                                                                       (a) [   ]

                                                                       (b) [ X ]

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                                       PF

        5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           [   ]

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

         Number of Shares                     7.        SOLE VOTING POWER
         Beneficially Owned                                130,460
         by Each Reporting
         Person With
                                              8.        SHARED VOTING POWER
                                                                    0

                                              9.        SOLE DISPOSITIVE POWER
                                                           130,460

                                             10.        SHARED DISPOSITIVE POWER
                                                                    0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                     130,460

       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                           [   ]

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.7%

       14.     TYPE OF REPORTING PERSON
                                       EP

               CUSIP NO. 962433 10 8

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                Praefero Partners
                                   13-3173828

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)

                                                                       (a) [   ]

                                                                       (b) [ X ]

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                                       WC

        5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           [   ]

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

         Number of Shares                     7.        SOLE VOTING POWER
         Beneficially Owned                                 3,000
         by Each Reporting
         Person With
                                              8.        SHARED VOTING POWER
                                                                    0

                                              9.        SOLE DISPOSITIVE POWER
                                                            3,000

                                             10.        SHARED DISPOSITIVE POWER
                                                                    0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                      3,000

       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                           [   ]

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       .1%

       14.     TYPE OF REPORTING PERSON
                                       PN

                                  SCHEDULE 13D

Item 1  - Security and Issuer.

         This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of What A World!, Inc., a Delaware corporation (the "Company").

         The address of the Company's principal executive office is Suite 100, McCormick Center II-B, 10901 Roosevelt Boulevard, St. Petersburg, Florida 33716.

Item 2 - Identity and Background.

         (a) This Schedule 13D is being filed by Elliot J. Smith, the Elliot J. Smith SDRP Money Purchase Pension Plan (the "Smith Pension Plan"), the Elliot J. Smith IRA/Rollover (the "Smith IRA") and Praefero Partners (the "Partnership"), a New York partnership the principal business of which is investing in securities. Elliot J. Smith is the general partner of Praefero Partners. Mr. Smith may be deemed to be the beneficial owner of securities directly owned by the Smith Pension Plan, the Smith IRA and the Partnership.

         (b) The business address of each of Elliot J. Smith, the Smith Pension Plan, the Smith IRA and the Partnership is c/o Rickel & Associates, Inc., 875 Third Avenue, New York, New York 10022.

         (c) Mr. Smith's principal occupation is President of Rickel & Associates, Inc., which is located at 875 Third Avenue, New York, New York 10022.

         (d) During the last five years, neither Mr. Smith, the Smith Pension Plan, the Smith IRA nor the Partnership has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Mr. Smith, the Smith Pension Plan, the Smith IRA nor the Partnership has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 17, 1997, Mr. Smith acquired in a private transaction from David B. Cornstein, the Chairman of the Board of the Company, 515,352 shares of Common Stock for an aggregate purchase price of $10,307.04, or $.02 per share (the "Acquisition").

         Prior to the Acquisition, Mr. Smith beneficially owned directly
(i) 20,120 shares of Common Stock and (ii) warrants (the

"Underwriter's Warrants") to purchase up to 48,471 shares of Common Stock at an exercise price of $7.25 per share and/or up to 48,471 warrants (the "Public Warrants") at an exercise price of $.145 per Public Warrant. The Underwriter's Warrants were granted to Whale Securities Co., L.P. (the "Underwriter"), the underwriter retained by the Company in connection with its November 1994 initial public offering (the "IPO"), and were transferred by the Underwriter to Mr. Smith, who was previously employed by the Underwriter. The Underwriter's Warrants are exercisable between November 17, 1995 and November 17, 1999. The Public Warrants each represent the right to purchase one share of Common Stock at an exercise price of $5.00 per share and are exercisable between May 17, 1995 and May 17, 1998.

         In addition, prior to the Acquisition, the Smith Pension Plan beneficially owned 46,500 shares of Common Stock and 44,000 Public Warrants, the Smith IRA beneficially owned 32,000 shares of Common Stock and 98,460 Public Warrants and the Partnership beneficially owned 3,000 Public Warrants.

         The 515,352 shares of Common Stock acquired by Mr. Smith in the Acquisition, as well as the 117,071 shares of Common Stock beneficially owned directly by Mr. Smith prior to the Acquisition, were acquired by Mr. Smith with his personal funds. The 90,500 shares of Common Stock beneficially owned by the Smith Pension Plan and the 130,460 shares of Common Stock beneficially owned by the Smith IRA were acquired with Mr. Smith's personal funds. The 3,000 shares of Common Stock beneficially owned by the Partnership were acquired with working capital from the Partnership's capital account, which is funded by Mr. Smith.

Item 4.  Purpose of Transaction.

         Each of Mr. Smith, the Smith Pension Plan, the Smith IRA and the Partnership acquired the securities of the Company currently held by such person solely for investment purposes. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Mr. Smith to acquire or dispose of securities of the Company, and other business opportunities available to Mr. Smith, and other relevant factors, Mr. Smith may in the future take such actions with respect to such holdings in the Company's securities as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional securities of the Company in the open market, the purchase of additional securities of the Company in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the securities of the Company now owned or hereafter acquired, either directly or indirectly, by Mr. Smith, either in a sale of securities in the open market or the sale of securities in privately negotiated transactions to one or more purchasers.

         Except as described above, Mr. Smith has not formulated any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Mr. Smith beneficially owns directly 632,423 shares of Common Stock, including Underwriter's Warrants to purchase up to 48,471 shares of Common Stock and/or up to 48,471 Warrants, constituting, in the aggregate, approximately 28.6% of the issued and outstanding shares of Common Stock as of the date hereof. The Smith Pension Plan beneficially owns 90,500 shares of Common Stock, including 44,000 Public Warrants, constituting approximately 4.2% of the issued and outstanding shares of Common Stock as of the date hereof. The Smith IRA beneficially owns 130,460 shares of Common Stock, including 98,460 Public Warrants, constituting approximately 5.7% of the issued and outstanding shares of Common Stock as of the date hereof. The Partnership beneficially owns 3,000 shares of Common Stock by virtue of its ownership of 3,000 Public Warrants, constituting approximately .1% of the issued and outstanding shares of Common Stock as of the date hereof.

         Mr. Smith may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Smith Pension Plan, the Smith IRA and the Partnership. The shares of Common stock owned directly by Mr. Smith, together with the shares of Common

Stock owned by the Smith Pension Plan, the Smith IRA and the Partnership, constitute, in the aggregate, 856,383 shares of Common Stock or approximately 36.3% of the issued and outstanding shares of Common Stock as of the date hereof.

         (b) Mr. Smith has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned directly by him. Mr. Smith also has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by the Smith Pension Plan, the Smith IRA and the Partnership. Neither Mr. Smith, the Smith Pension Plan, the Smith IRA nor the Partnership shares the power to vote or direct the vote of, or dispose or direct the disposition of, any shares of Common Stock beneficially owned by any of the foregoing.

         (c) Except for the purchase by Mr. Smith of shares of Common Stock in the Acquisition as described in Item 3 above, no transactions in securities of the Company were effected by the persons named in response to Paragraphs (a) and
(b) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

         (d) No person other than Mr. Smith has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Smith, the Smith Pension

Plan, the Smith IRA or the Partnership or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e)  Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Mr. Smith, the Smith Pension Plan, the Smith IRA or the Partnership and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  99.1.  Joint Filing Agreement dated as of July 25, 1997.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 1997

                                             /s/ Elliot J. Smith
                                             ___________________________________
                                             Elliot J. Smith


                                             DELAWARE CHARTER GUARANTEE
                                              & TRUST CO.
                                             c/f Elliot J. Smith SDRP
                                             Money Purchase Pension Plan


                                                 /s/ Judith Bullard
                                             By: _______________________________
                                                Name: Judith Bullard
                                                Title: Assistant Manager/
                                                        Trust Officer


                                             DELAWARE CHARTER GUARANTEE
                                              & TRUST CO.
                                             c/f Elliot J. Smith
                                             IRA/Rollover


                                                 /s/ Judith Bullard
                                             By: _______________________________
                                                Name: Judith Bullard
                                                Title: Assistant Manager/
                                                        Trust Officer

                                             PRAEFERO PARTNERS


                                                 /s/ Elliot J. Smith
                                             By: _______________________________
                                                Name:  Elliot J. Smith
                                                Title: General Partner